EXHIBIT 99.7

ROBBINS UMEDA & FINK, LLP
MARC M. UMEDA (197847)
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
619/525-3991 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

DOUGLAS SHEARER, On Behalf of Himself and All Others Similarly Situated, Plaintiff, vs.	) ) ) ) ) )	Case No.104CV030452 CLASS ACTION COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY
)
VISX, INC.,	)
ELIZABETH H. DAVILA,	)
LAUREEN DE BUONO,	)
GLENDON E. FRENCH,	)
JOHN W. GALIARDO,	)
JAY T. HOLMES,	)
GARY S. PETERSMEYER,	)
RICHARD B. SAYFORD	)
and DOES 1-25, inclusive, Defendants.	) ) )
)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of VISX, Inc. (“VISX” or the “Company”) common stock against VISX and its directors arising out of defendants’ attempt to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, VISX public shareholders in connection with their efforts to complete the sale of VISX to Advanced Medical Optics, Inc. (the “Acquisition”). This action seeks equitable relief only.

2. In pursuing the unlawful plan to sell VISX, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

3. In fact, instead of attempting to obtain the highest price reasonably available for VISX for its shareholders, the individual defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of defendants and Advanced Medical Optics, Inc. (“Advanced Medical”).

4. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of VISX to one buying group, and one buying group only, on terms preferential to Advanced Medical and to subvert the interests of plaintiff and the other public stockholders of VISX. Plaintiff seeks to enjoin the proposed transaction.

JURISDICTION AND VENUE

5. This Court has jurisdiction over VISX because VISX conducts business in California and is a citizen of California, and is incorporated in California. In addition, defendants Davila, De Buono and Petersmeyer are residents and citizens of California.

6. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

7. Plaintiff Douglas Shearer is, and at all times relevant hereto was, a shareholder of VISX.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

8. Defendant VISX is engaged in the design and development of proprietary technologies and systems for laser vision correction.

9. Defendant Elizabeth H. Davila (“Davila”) serves as Chairman of the Board of Directors and Chief Executive Officer of the Company. She was appointed Chairman of the Board in May 2001, and has served as Chief Executive Officer since February 2001. She also served as President from February 2001 to July 2003. Davila was President and Chief Operating Officer from February 1999 to February 2001, Executive Vice President and Chief Operating Officer from May 1995 to February 1999, and has served as a director since December 1995. Davila also serves on the Board of Directors of Nugen Technologies, Inc. and Cholestech Corporation.

10. Defendant Laureen De Buono (“De Buono”) has served as a director of the Company since March 2003. She currently serves as Chief Financial Officer of Thermage, Incorporated, a private cosmetic dermatology company. De Buono acted as a management and financial consultant from November 2000 to September 2001 for various public and private companies. She also served as a director of INVIVO Corporation from February 1998 to January 2004, at which time the company was sold to Intermagnetics Group, Incorporated.

11. Defendant Glendon E. French (“French”) has served as a director of the Company since May 1995. French has also served as Chairman and Chief Executive Officer of Imagyn Medical, Inc.

12. Defendant John W. Galiardo (“Galiardo”) has served as a director of the Company since May 1996. He served as Vice Chairman of the Board of Directors of Becton Dickinson & Company and is the past Chairman of the Health Industry Manufacturers Association. He also serves on the Board of Directors of MedSource Technologies, Inc.

13. Defendant Jay T. Holmes (“Holmes”) has served as a director of the Company since March 1999. He has worked as an attorney and business consultant since mid-1996. Holmes has also held several senior management positions at Bausch & Lomb Incorporated, the most recent being Executive Vice President and Chief Administrative Officer from 1995 to 1996. He previously served as a member of the Board of Directors of Bausch & Lomb and currently serves on the Advisory Board of Directors of Rochester Gas and Electric.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

14. Defendant Gary S. Petersmeyer (“Petersmeyer”) has served as a director of the Company since December 2001. According to SEC filings, Petersmeyer is considered a non-independent director of the Company due to a consulting agreement with the Company. He has also acted as a consultant to Pherin Pharmaceuticals Inc., where he previously served as President, Chief Operating Officer, and director and Inamed Corporation, which was acquired by Collagen Corp. He serves on the board of Percutaneous Systems, Inc. and acts as an advisor to Eunoe Corp., where he previously served as interim CEO, and Roxro Pharmaceuticals Inc.

15. Defendant Richard B. Sayford (“Sayford”) has served as a director of the Company since May 1995. He has been President of Strategic Enterprises, Inc., a private business consulting firm. Sayford is Chairman of the Board of Directors of HCA - HealthOne, L.L.C. and a former President and Corporate Vice President of Amdahl International, Ltd. and Amdahl Corp.

16. The defendants named above in paragraphs 9-15 are sometimes collectively referred to herein as the “Individual Defendants.”

17. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

Defendants’ Fiduciary Duties

18. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets (vis-à-vis the no-shop clause and a multi-million dollar termination fee);

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

19. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of VISX, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of VISX, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their VISX common stock in the proposed Acquisition.

21. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of VISX stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. According to VISX’s SEC filings, there were more than 49 million shares of VISX common stock outstanding as of October 22,2004.

25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of VISX;

(e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

(g) whether the Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

26. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED ACQUISITION

31. On October 22, 2004, defendants issued a press release which sent the Company’s shares into a freefall. One news service ran a story entitled “VISX Shares Fall After Earnings Disappointment.” The story stated in part:

Shares of VISX Inc., the leading maker of laser vision correction equipment, fell 14 percent on Friday as investors reacted to third-quarter revenue that fell short of expectations.

At least one analyst said VISX also appeared to be losing market share to Bausch & Lomb

The Santa Clara, California-based company on Thursday reported revenue for the quarter of $38.7 million, nearly 2 percent lower than a year ago and shy of its own forecasts. VISX managed to post higher net profit with the help of lower costs and a one-time tax benefit.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Theodore Huber, an analyst for Wachovia Securities, said in a research note that VISX’s new fourth-quarter revenue forecast of $39 million to $42 million falls below his prior projection of $43.7 million.

32. On this news, the Company’s shares showed the largest decline on the entire New York Stock Exchange for October 22, 2004.

33. On November 9, 2004, the Company issued a press release entitled “Advanced Medical Optics to Acquire VISX, Creating Comprehensive Global Opthalmic Medical Device Company; Transaction Values VISX at $1.27 Billion.” The press release stated in part:

Advanced Medical Optics, Inc. (AMO), a global leader in ophthalmic surgical devices and eye care products, and VISX, Incorporated, the global leader in laser vision correction, today announced the acquisition of VISX by AMO. The strategic combination, which was unanimously approved by both company’s [sic] boards, will bring together two highly complementary companies with a broad range of superior technologies and a singular focus on serving the vision care needs of practitioners and patients around the world.

Under the terms of the definitive merger agreement, VISX stockholders will receive 0.552 shares of AMO stock and $3.50 in cash for every share of VISX common stock they own, or a total value of $26.52 per share of VISX common stock, based on the closing price of AMO’s common stock on November 8, 2004. The total consideration will be approximately 29.0 million shares of AMO stock and $184 million in cash.

AMO expects the exchange of shares to be tax-free to VISX stockholders. Upon completion of the transaction, AMO’s stockholders will own approximately 58.5 percent of the combined company and VISX’s stockholders will own approximately 41.5 percent.

The combination of AMO and VISX provides numerous strategic and financial benefits, including:

•	Creates the world’s leading refractive surgical business focused on fast-growing segments of the ophthalmic medical device market.

•	Provides surgeons and patients with a comprehensive portfolio of leading technologies, including some of the market’s most visible brands such as VISX’s STAR(TM) Laser System and CustomVue(TM) custom ablation technology, and AMO’s AmadeusTM microkeratome, VerisyseTM phakic IOL, and ReZoom(R), Array(R) and Tecnis(R) multifocal IOL.

•	Creates a $1 billion global enterprise with a strong track record of growth, higher operating margins and increased free cash flow, and broad exposure to growing, global ophthalmic device markets.

•	Fortifies the company’s commitment to innovation through combined R&D expertise and technical competencies.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

•	Provides substantial cost synergies and operating efficiencies by building upon the size and scope of the combined organization’s infrastructure, distribution network, service capability and manufacturing expertise.

•	Improves the company’s financial flexibility and deleverages the balance sheet, allowing for continued investment in the future.

“AMO and VISX represent an exciting combination of talent, technology, customer knowledge and growth potential,” said Jim Mazzo, AMO president and chief executive officer. “With its proprietary laser systems and custom ablation technologies, skilled service organization and long-standing reputation for reliability, VISX is the manufacturer of choice in laser vision correction. Adding their robust product platform to our existing refractive business represents a bold step forward to achieve one of AMO’s core strategic goals to build a leading refractive surgical business. Joining forces will enable us to better serve practitioners and patients with a full range of surgical technologies while continuing to deliver improving returns to shareholders.”

“This merger is a compelling strategic, financial and cultural fit,” said Liz Davila, VISX chairman and chief executive officer. “Our two organizations share a rich heritage of innovation, a commitment to exceptional customer service and a track record of creating value for shareholders. By taking advantage of AMO’s global distribution network, we can expand our laser vision correction business into new markets. At the same time, we can enhance surgeon understanding and adoption of AMO’s new refractive IOL technologies. The result will be an expanded opportunity to give ophthalmic surgeons an increasingly broad set of options for treating myopia, hyperopia and presbyopia.”

The combined company will retain the Advanced Medical Optics name and be headquartered in Santa Ana, CA. Upon close of the transaction, Ms. Davila will join AMO’s board of directors, increasing to eight the number of directors for the combined company. Following completion of the transaction, Doug Post, VISX president and chief operating officer will become president of AMO’s Americas region, joining the existing AMO officers, who will continue to serve in their current management positions.

“In less than two-and-a-half years since our spin-off, AMO has made remarkable progress to strengthen our core businesses, improve global efficiency and create a platform for sustained growth,” said Richard A. Meier, executive vice president of operations and finance and chief financial officer. “We have accomplished this by executing against a clearly defined strategic plan, including our reorganization under a centralized operating model, and the acquisition and rapid integration of the Pfizer surgical ophthalmic business earlier this year. The acquisition of VISX builds on this strong foundation and, together with the benefits of our Pfizer acquisition and our improved operating model, we expect the transaction will be neutral to earnings in 2005 and to be meaningfully accretive to our pro forma earnings per share in 2006 and beyond.”

Assuming closing of the transaction in the first quarter of 2005, AMO expects to realize cost synergies of $10 million to $15 million in 2005, resulting principally from eliminating certain redundant G&A expenses and leveraging VISX’s equipment manufacturing operations. In addition, AMO expects modest revenue synergies in 2005. AMO expects these opportunities to grow in future years as it fully integrates VISX and capitalizes on each company’s strong products, brands, technologies and teams, and leverages further the complementary markets that each company addresses today. Based on this, AMO expects the transaction to be neutral to its 2005 pro forma

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

earnings per share guidance of $1.65 to $1.75, excluding transaction-related costs. AMO expects to achieve 2006 pro forma earnings per share of $2.20 to $2.30.

SELF-DEALING

34. By reason of their positions with VISX, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of VISX, and especially the true value and expected increased future value of VISX and its assets, which they have not disclosed to VISX’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of VISX’s public shareholders.

35. The proposed sale is wrongful, unfair and harmful to VISX’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Advanced Medical on unfair terms.

36. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following:

(a) The $26.52 price offered to the public shareholders is inadequate.

(b) It is in Advanced Medical’s interest to buy the public’s shares at the lowest possible price, $26.52. The realizable value from growth and a recovery of the Company’s historic performance is far in excess of $26.52 per share.

(c) The VISX Board is fraught with conflicts. It consists of, and is controlled by defendants, who have caused VISX to agree to terms to deter a more lucrative and fair offer for VISX shareholders.

(d) While Advanced Medical was exploring personal opportunities to buy out VISX, the conflicted Board did not search for competitive suitors.

37. The Acquisition is designed to essentially freeze VISX’s public stockholders out of a large portion of the valuable assets which have produced, and defendants expect will continue to

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

produce, substantial revenue and earnings, and these assets are being sold for grossly inadequate consideration to Advanced Medical.

38. The price of $26.52 per share which Advanced Medical proposes to pay to Class members is grossly unfair and inadequate because, among other things, the defendants timed the announcement of the Acquisition to place an artificial cap on the price for VISX stock to enable them to acquire the stock at the lowest possible price.

39. The shareholders have been denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

40. The director defendants are obligated to maximize the value of VISX to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

41. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be harmed in that they will not receive their fair portion of the value of VISX’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

42. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Undertake an appropriate evaluation of VISX’s worth as an acquisition candidate.

•	Act independently so that the interests of VISX’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of VISX’s public stockholders.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

43. Plaintiff repeats and realleges each allegation set forth herein.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

44. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of VISX and have acted to put their personal interests ahead of the interests of VISX’s shareholders.

45. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in VISX.

46. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Advanced Medical without regard to the fairness of the transaction to VISX’s shareholders. Defendant VISX directly breached and/or aided and abetted the other defendants’ fiduciary duties to plaintiff and the other holders of VISX stock.

47. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of VISX because, among other reasons:

(a) they failed to take steps to maximize the value of VISX to its public shareholders and they took steps to avoid competitive bidding, to cap the price of VISX’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

(b) they failed to properly value VISX; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition.

48. Because the Individual Defendants dominate and control the business and corporate affairs of VISX, and are in possession of private corporate information concerning VISX’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of VISX which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

49. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

50. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of VISX’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

51. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of VISX’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

52. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

53. As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of VISX’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to VISX’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

54. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of VISX’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof, together with the termination fee and “no shop” clause;

F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

DATED: November 12, 2004	ROBBINS UMEDA & FINK, LLP
MARC M. UMEDA

/s/ MARC M. UMEDA
MARC M. UMEDA

1010 Second Avenue, Suite 2360 San Diego, CA 92101 Telephone: 619/525-3990 619/525-3991 (fax)

Attorneys for Plaintiff

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY